SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of October, 2002
                                          -------------

                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 11 Devonshire Square, London EC2M 4YR, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                  Yes        No  X
                                      ----      ----


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-          N/A
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Description of document filed:  AMVESCAP GLOBAL STOCK PLAN PURCHASED ORDINARY
                                ---------------------------------------------
                                SHARES
                                ------

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AMVESCAP PLC
030631
IMMEDIATE RELEASE  28 OCTOBER 2002




In accordance with Chapter 16.13 of the Listing Rules, notification is hereby given that on the 24 and 25 October 2002 the Trustee of the AMVESCAP Global Stock Plan ("the Plan") purchased 300,000 Ordinary shares @ (pound)3.559667 and 350,000 ordinary shares @ (pound)3.771798 of AMVESCAP PLC. The Company was notified of these purchases on 28 October 2002.

Shares held by the Trust are used in connection with the AMVESCAP Global Stock Plan, which is established to provide deferred share incentive arrangements to selected employees of the AMVESCAP group of companies world-wide. The Directors of the Company are deemed to be considered interested in all of the Shares held by the Trustees.




28 OCTOBER 2002.

                                  SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date 28 October, 2002                 By  /s/  ANGELA TULLY
     ----------------                     --------------------------
                                                (Signature)

                                             Angela Tully
                                             Assistant Company Secretary